September 06, 2016

VIA EDGAR

Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Susan Block
Attorney-Advisor

Re:	HempTech Corp. - Request for Qualification
Offering Statement on Form 1-A
Filed August 3, 2016
File No. 024-10588

Dear Ms. Block:

We have amended our offering statement on Form 1-A/A (second amendment), originally dated August 3, 2016, via EDGAR on September 06, 2016 per your comments dated August 30, 2016.

Please see below the summary of all the changes made in the amendment on Form 1-A/A.

Part II

Offering Circular Cover Page

1. Please provide the legend required by Rule 254(a) of Regulation A.

A.	The legend required by rule 254(a) has always been on the cover page. But we have added it again for better reference as below;

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

2. Please quantify in footnote 2 the total offering expenses to be borne by you in connection with the offering, assuming the maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-

A. In doing so, please also reconcile your disclosure that the offering proceeds will be $20,000,000 with your disclosure in Part I that offering proceeds will be $18,000,000.

A.	Changes has been made on footnote 2. The corrections are in correspondence with the disclosure in Part I. please see below the changes;

(2) The estimated offering proceeds of $20,000,000 shown (assuming maximum offering conditions) are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the shares. These offering costs estimated to be (not including FundAmerica Securities, LLC and Crowdfunding portal): Accounting or Audit Fees of $15,000.00, Legal Fees of $10,000.00 Promoters Fees of $745,000.00 and Blue Sky Compliance Fees of $5,000.00. We estimate a net proceed of $18,000,000 which reflects the offering costs and anticipated charges by Crowdfunding portal, and FundAmerica. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."

Summary of Risk Factors

3. Please revise this section to include a risk factor that your auditor has issued a going concern opinion.

A.	Auditor risk factors were included in the section. Please see below;

Our independent auditor's report from inception to the fiscal years ended March 31, 2016 and 2015 is qualified as to our ability to continue as a going concern. Due to the uncertainty of our ability to meet our current operating and capital expenses, in our audited annual financial statements as of and for the year ended March 31, 2016 and March 31, 2015, our independent auditors included a note to our financial statements regarding concerns about our ability to continue as a going concern. Recurring losses from operations raise substantial doubt about our ability to continue as a going concern. The presence of the going concern note to our financial statements may have an adverse impact on the relationships we are developing and plan to develop with third parties as we continue the commercialization of our products and could make it challenging and difficult for us to raise additional financing, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.

Controls and Procedures. As of March 31, 2016 and 2015, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. This evaluation was done under the supervision and with the participation of our management, including our President and Chief Financial Officer. Based on this evaluation of our disclosure controls and procedures (as defined in the Exchange Act Rule 13a-15e), our President and Chief Financial Officer have concluded that as of March 31, 2015 such disclosure controls and procedures were not effective.

4. Similarly, please include a risk factor related to your finding that as of March 31, 2015 your disclosure controls and procedures were not effective, and that as of March 31, 2016, internal control over financial reporting was not effective.

A.	Please see above changes.

5. Please note that Form 1-A asks in Item 3 for a Summary and Risk Factors. We note that you have included a “Summary of Risk Factors” and a separate risk factor section. Following the Table of Contents, please set forth, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Refer to Item 3(b) of Part II to Form 1-A.

A.	Summary risk factors were organized as below;

Industry Related Risks

The Cannabis industry is extremely speculative and its legality is uncertain. The possession, consumption, production and sale of Cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions, other than certain exceptions such as recent legalization in the States of Colorado, Washington, Oregon, Alaska and Washington D.C., and for medical purposes in certain states such as California. While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for Cannabis will emerge for the Company. Our business plan is based on the premise that Cannabis legalization will expand, that consumer demand for Cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for Cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. There is no assurance that our grow technology for the Cannabis industry will be accepted by the medical and recreational growers in legal states in the foreseeable future. Investors in this Company may lose their investment in it.

Government Regulation. The Cannabis industry is subject to intense government regulation at the federal, state and local levels. Cannabis is still categorized as a Schedule 1 drug by the federal government. Consequently, the possession, use, consumption, production, transport and sale of Cannabis are illegal under federal law and in most state jurisdictions, except for four states (i.e. Colorado, Washington, Oregon, Alaska and Washington D.C.) There is no assurance that the government regulations and prohibitions applicable to the Cannabis industry in the United States will ease so that new and larger markets can become available to the Company in the future. In fact, there is no assurance that the current legalization trend will not reverse and restrict the legal market for Cannabis more in the future, adversely affecting the operating results, financial condition and business performance of the Company.

Financial Related Risks

Financial projections included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Offering Circular. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

Our independent auditor's report from inception to the fiscal years ended March 31, 2016 and 2015 is qualified as to our ability to continue as a going concern. Due to the uncertainty of our ability to meet our current operating and capital expenses, in our audited annual financial statements as of and for the year ended March 31, 2016 and March 31, 2015, our independent auditors included a note to our financial statements regarding concerns about our ability to continue as a going concern. Recurring losses from operations raise substantial doubt about our ability to continue as a going concern. The presence of the going concern note to our financial statements may have an adverse impact on the relationships we are developing and plan to develop with third parties as we continue the commercialization of our products and could make it challenging and difficult for us to raise additional financing, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.

Controls and Procedures. As of March 31, 2016 and 2015, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. This evaluation was done under the supervision and with the participation of our management, including our President and Chief Financial Officer. Based on this evaluation of our disclosure controls and procedures (as defined in the Exchange Act Rule 13a-15e), our President and Chief Financial Officer have concluded that as of March 31, 2015 such disclosure controls and procedures were not effective.

Business Related Risks

We have a limited operating history and have yet to earn a profit because we have earned little revenue, which makes it difficult to accurately evaluate our business prospects. HempTech Corp is a development stage company is involved in product research, development, and testing, as well as establishing vendor relations and developing software to integrate the various mechanical components commonly used in grow houses. Now, having completed a scalable suite of products, specifically designed for the cannabis industry but equally applicable to other agricultural pursuits, the company has entered the start-up stage and is launching its business. We have yet to earn significant revenue. During its development stage, its sister companies and its holding company, FutureWorld Corporation, invested in and worked on the development and packaging of its various technologies, established trademarks and trade names, hired experienced key personnel, established their sales and marketing strategies, and attended to all other aspects associated with its development stage in preparation launching its business as a start-up. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

Our business plan is speculative. Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our grow related systems and technology including our environment controlled grow automation system may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition, or for other reasons. The burden of government regulation on Cannabis industry participants, including growers, suppliers and consumers, is uncertain and difficult to quantify. There is no assurance that we will ever earn revenue or a profit.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products. As discussed, we have developed new proprietary products and services for the Cannabis industry, including grow.droid and GrowComm, our advanced agricultural automation system. The development efforts for these products may fail to result in any more commercial technology, products or services, or any other proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

We may not be able to successfully compete against companies with substantially greater resources. The industries in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines. Due to this competition, there is no assurance that we will not encounter difficulties in obtaining revenues and market share or in the positioning of our products. There are no assurances that competition in our respective industries will not lead to reduced prices for our products. If we are unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on our business and financial condition.

We cannot assure that we will earn a profit or that our products will be accepted by consumers. Our business is speculative and dependent upon acceptance of our grow technology and other potential branded and non-branded products by consumers and commercial Cannabis growers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute commercial goods. We may not be allowed to advertise any of our Cannabis products or such advertising may be severely limited under applicable federal, state and local law. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Sam Talari and John Verghese for the direction, management and daily supervision of our operations.

Shareholder Related Risks

There is no minimum capitalization required in this offering. We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our common stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us. We are authorized to issue up to 400,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in HempTech. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

Our principal shareholders own voting control of HempTech. Our current officers, directors, founders and principal shareholders currently own 52,103,058 shares of our common stock or approximately 97.5% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own approximately 75% of the outstanding votes assuming that 10,000,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

We cannot assure that our public trading market for our common stock will continue or be successful. At present, our common stock has a ticker symbol of HTCO, trading on OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at, near their original price, or at any price. In any event, no shares could be sold under Rule 144 or otherwise until we become a current public reporting company with the Securities and Exchange Commission or otherwise are current in our business, financial and management information reporting, and applicable holding periods have been satisfied.

6. Please reconcile your disclosure here that “HempTech Corp was initially established March 1, 2014 in Delaware” with your disclosure elsewhere that you are a Nevada corporation originally formed in November 1997.

A.	The disclosure was reconciled. We have taken out the date completely from that section;

We have a limited operating history and have yet to earn a profit because we have earned little revenue, which makes it difficult to accurately evaluate our business prospects. HempTech Corp is a development stage company is involved in product research, development, and testing, as well as establishing vendor relations and developing software to integrate the various mechanical components commonly used in grow houses. Now, having completed a scalable suite of products, specifically designed for the cannabis industry but equally applicable to other agricultural pursuits, the company has entered the start-up stage and is launching its business. We have yet to earn significant revenue. During its development stage, its sister companies and its holding company, FutureWorld Corporation, invested in and worked on the development and packaging of its various technologies, established trademarks and trade names, hired experienced key personnel, established their sales and marketing strategies, and attended to all other aspects associated with its development stage in preparation launching its business as a start-up. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

Our principal shareholders own voting control of HempTech.

7. Please reconcile your disclosure here that your “current officers, directors, founders and principal shareholders currently own 60,938,426 shares of our common stock” with your disclosure elsewhere that your current officers, directors, founders and principal shareholders currently own 52,103,058 shares of your common stock.

A.	We have made the proper correction. Please see below;

Our principal shareholders own voting control of HempTech. Our current officers, directors, founders and principal shareholders currently own 52,103,058 shares of our common stock or approximately 97.5% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own approximately 75% of the outstanding votes assuming that 10,000,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

Investment Summary

Operations

8. Please remove the statement that users “can start growing immediately with a Return on Investment Guaranteed in 6-12 months with one system.” Similarly, remove the statement in the “Industry” section that “California is likely to go recreational through a ballot initiative in 2016,” or provide a basis for this conclusion.

A.	Both references have been removed and no longer there. Please see below;

Recreational Cannabis has recently been approved in Alaska & Oregon, taking the total to four States. There are several states, including Florida that will have ballot initiative for Medical Marijuana in 2016.

On July 7, 2016, the Company shipped two grow.droid systems to Colorado and California. Systems will be used as demos for distributors in those territories. The grow.droid™ is a "micro-growery" IoT production environment designed to be "plug 'n play," all-inclusive and fully automated.

Cannabis Market Growth and Current Trends

9. It appears you have utilized a graphic made by Marijuana Business Daily. Please explain to us why Marijuana Business Daily’s consent is not required to be filed. Refer to Item 17(11) of Part III to Form 1-A.

A, Graphic removed

Management

Executive Officers and Directors of HempTech

10. Please expand your disclosure to briefly describe the business experience during the past five years for Mr. Talari, along with each of your significant employees. In doing so, please include each person’s principal occupation and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Refer to Item 10(c) of Part II to Form 1-A.

A.	We have expanded the disclosure showcasing prior work experience for Mr. Talari and all significant employees. Please see amended filing.

Executive Compensation

11. We note that the “Total compensation” column in your summary table does not equal the sum of the other columns in the table. Please revise or advise.

A.	We have made the proper correction. Please see below;

Executive Compensation

Since its inception in March 2014, HempTech paid the following annualized salaries to its executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)

Sam Talari	President and Chief Executive Officer	$180,000	$0	$180,000

John Verghese	Chief Operating Officer	$30,000	$0	$30,000

Terry Gardner	Chief Technology Officer	$0	$0	$0

Karin Rohret	VP of Human Resources and Corporate Secretary	$0	$0	$0

Principal Shareholders

12. Please significantly revise this section. For example, explain how you calculated that 6,250,095 shares out of 62,103,058 equals zero percent. Additionally, we note that the total number of shares owned by beneficial owners after the offering appears to go down, which does not reflect the numbers displayed in the preceding rows. Also please explain why it is reflected that the number of shares of certain beneficial owners will increase after the offering.

A.	We have significantly revised this section. Please see below;

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (1)
Name and Position of Beneficial Owner	Number	Percent	Number	Percent

Sam Talari, Chairman, President and Chief Executive Officer (2)	39,514,787	75.8%	39,514,787	64%

John Verghese, Chief Operating Officer and Director	0	0%	0	0%

FutureWorld Corp. (2)	6,250,095	12%	6,250,095	10%

John F. Graham, SR	1,781,761	3.4%	1,781,761	2.8%

	0	0%	0	0%

All directors and executive officers as a group (three persons)	45,764,882	91.2%	45,764,882	76.8%

______________

*Indicates beneficial ownership of less than 1%.

(1) Assumes 10,000,000 shares of our common stock issued pursuant to this offering.

(2) The stocks owned indirectly through Talari Industries LLC. Mr. Talari is the sole director of Talari Industries LLC. Mr. Talari is the CEO of FutureWorld Corp.

Interest of Management and Others in Certain Transactions

13. Please disclose the name of each related party, the amounts involved, and the facts that give rise to the relationship. Additionally, please disclose here the transaction between the company and FutureLand that resulted in a receivable of $50,100 from FutureLand. Refer to Instructions to Item 13(a) of Part II to Form 1-A.

A.	We have made all necessary related party disclosure. Please see below;

We currently sublease approximately 12,500 square feet of office space at 10901 Roosevelt Blvd, bldg. C, Suite 1000, Saint Petersburg, FL 33716, at $2,000 per month on a three-year lease from our affiliate, FutureWorld Corp. FutureWorld is an investor of the company and former parent company.

On March 30, 2016, HempTech Corp completed a purchase agreement with Infrax Systems to buy certain assets of the company, which are as follows:

Asset*	Purchase Price
Computer Equipment	$41,153.50
Computer Software	$2,750.00
Furniture & Fixtures	$26,500.00
Telephone Equipment	$2,172.00
Propriety Software	$180,020.00
Trimax Intellectual property	$500,000.00
Total	$752,595.50

*This transaction is considered to be a Related Party Transaction since our CEO, Sam Talari, is a director and a majority holder of Infrax Systems.

The Accounts receivable of $50,100 on the balance sheet is a related party receivable from FutureLand Corp. Our CEO, Sam Talari, is a director and majority shareholder of FutureLand Corp. This receivable represents all of the revenues recorded in the year ended 3-31-16.

Description of Capital Stock

14. Please provide a discussion of the rights of the preferred stock.

A.	We have provided a discussion on the preferred. Please see below;

Preferred Stock

We are authorized to issue 100,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have 273,666 shares of Preferred Stock Series A1 outstanding.

Preferred Stock Series A1 has the same voting rights as common stock, which is one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

Options and Warrants

15. Please provide a brief description of the warrants you indicate may be offered as consideration to StartEngine.com.

A.	We have added the description for the possible warrants. Please see below;

Options and Warrants

As per our agreement with StartEngine, we may offer certain warrants as described below;

1-	five year warrants to purchase the Company's common stock exercisable at $2.00 per share on a cash or cashless basis, equal to the product of 50 multiplied by the number of investors in this offering, with that number then divided by 0.3 (30%) of $2.00, the offering price, or 0.60 . To illustrate, assuming we have 3,000 investors, the formula would be:

Number of warrants = (50 x 3,000) = 150,000 / 0.3 x 2.00 = 250,000 warrants. The warrants have standard adjustment provisions for stock splits, stock dividends, recapitalizations and similar transactions. Either party may terminate the agreement at any time upon 15 business days prior written notice to the other party, provided, that the Company is not permitted to re-post on a website that competes with Start Engine for a period of 30 days after termination if the Company terminates this offering early without cause and Start Engine is not then in breach of this agreement.

Plan of Distribution

16. We note your shares are being offered on a best-efforts basis by your officers, directors and employees. Please advise whether they are relying upon Rule 3a4-1 under the Securities Exchange Act of 1934.

A.	We have made the proper correction. Please see below.

PLAN OF DISTRIBUTION

The shares are being offered by us on a best-efforts basis by our officers, directors and employees, relying upon Rule 3a4-1 under the Securities Exchange Act of 1934, with the assistance of independent consultants, and possibly through registered broker-dealers who are members of the Financial Industry Regulatory Authority ("FINRA") and finders.

Part III

Exhibit 4.1

17. Please delete the language in the section 2.06 requiring subscribers to certify that they have read the Offering Circular.

A.	The language was deleted Please see the filed amended Exhibit 4.1.

***********

Hence, on behalf of HempTech Corp (the “Company”), I respectfully request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified by 2:00 P.M. Eastern Time on September 12, 2016, or as soon thereafter as is practicable.

In so doing, the Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Sam Talari

Sam Talari, CEO

HempTech Corp.

10901 ROOSEVELT BLVD, BLDG. C, SUITE 1000, SAINT PETERSBURG, FL 33716 ● (727) 474-1810 ● HEMPTECHCORP.COM